UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b) *


                          Pre-Paid Legal Services, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    740065107
                                 (CUSIP Number)

                                February 8, 2006
             (Date of Event which Requires Filing of this Statement)

                          Check the appropriate box to
                         designate the rule pursuant to
                          which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
                           (however, see the Notes).

                       (Continued on the Following Pages)

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Robert S. Pitts, Jr.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.      SEC USE ONLY


4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

            779,989

7.      SOLE DISPOSITIVE POWER

              0

8.      SHARED DISPOSITIVE POWER

            779,989

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            779,989

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [   ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.04%

12.     TYPE OF REPORTING PERSON*

            IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Steadfast Capital Management LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.      SOLE VOTING POWER

                0

6.      SHARED VOTING POWER

                642,269

7.      SOLE DISPOSITIVE POWER

                0

8.      SHARED DISPOSITIVE POWER

                642,269

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                642,269

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES* [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                4.15%

12.     TYPE OF REPORTING PERSON*

                OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Steadfast Advisors LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.      SOLE VOTING POWER

                 0

6.      SHARED VOTING POWER

                 137,720

7.      SOLE DISPOSITIVE POWER

                 0

8.      SHARED DISPOSITIVE POWER

                137,720

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 137,720

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES* [  ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                0.89%

12.     TYPE OF REPORTING PERSON*

                OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Steadfast Capital, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.      SOLE VOTING POWER

                0

6.      SHARED VOTING POWER

                137,720

7.      SOLE DISPOSITIVE POWER

                0

8.      SHARED DISPOSITIVE POWER

                137,720

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                137,720

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES* [  ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                0.89%

12.     TYPE OF REPORTING PERSON*

                PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                American Steadfast, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.      SOLE VOTING POWER

                0

6.      SHARED VOTING POWER

                273,264

7.      SOLE DISPOSITIVE POWER

                0

8.      SHARED DISPOSITIVE POWER

                273,264

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                273,264

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES* [   ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                1.77%

12.     TYPE OF REPORTING PERSON*

                PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Steadfast International Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.      SOLE VOTING POWER

                0

6.      SHARED VOTING POWER

                369,005

7.      SOLE DISPOSITIVE POWER

                0

8.      SHARED DISPOSITIVE POWER

                369,005

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                369,005

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES* [  ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                2.38%

12.     TYPE OF REPORTING PERSON*

                OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).      NAME OF ISSUER:

        Pre-Paid Legal Services, Inc. (the "Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        One Pre-Paid Way
        Ada, Oklahoma  74820-5813

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are:

        - Robert S. Pitts, Jr., a United States Citizen ("Pitts").

        - Steadfast Capital Management LLC, a Delaware limited liability company (the "Investment Manager").

        - Steadfast Advisors LLC, a Delaware limited liability company (the "Managing General Partner ").

        - Steadfast Capital, L.P., a Delaware limited partnership
          ("Steadfast Capital")

        - American Steadfast, L.P., a Delaware limited partnership ("American Steadfast")

        - Steadfast International Ltd., a Cayman Island exempted company (the "Offshore Fund").

Mr. Pitts is the managing member of the Investment Manager and the Managing General Partner. The Managing General Partner has the power to vote and dispose of the securities held by Steadfast Capital. The Investment Manager has the power to vote and dispose of the securities held by American Steadfast and the Offshore Fund.


ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The business address of each of Mr. Pitts, the Investment Manager, the Managing General Partner, Steadfast Capital and American Steadfast is 767 Fifth Avenue, 6th Floor, New York, New York 10153.

     The business address of the Offshore Fund is c/o Appleby Corporate Services (Cayman) Limited, P.O. Box 1350 GT, George Town, Grand Cayman, Cayman Islands.

ITEM 2(c).      CITIZENSHIP:

     Mr. Pitts is a citizen of the United States.

     Each of the Investment Manager and the Managing General Partner is a limited liability company formed under the laws of the State of Delaware. Each of Steadfast Capital and American Steadfast is a limited partnership formed under the laws of the state of Delaware.

     The Offshore Fund is an exempted company formed under the laws of the Cayman Islands.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

     Common Stock, $.01 par value (the "Common Stock")

ITEM 2(e).      CUSIP NUMBER:

     740065107

ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b),
                OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)     [ ] Broker or dealer registered under Section 15 of the
                    Exchange Act.

        (b)     [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c)     [ ] Insurance company defined in Section 3(a)(19) of the
                    Exchange Act.

        (d)     [ ] Investment  company  registered  under Section 8 of the
                    Investment Company Act.

        (e)     [ ] An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E).

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j)     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

            (i)   Mr. Pitts beneficially owns 779,989 shares of Common Stock.

            (ii) The Investment Manager beneficially owns 642,269 shares of Common Stock.

            (iii) The Managing General Partner Fund beneficially owns 137,720 shares of Common Stock.

            (iv) Steadfast Capital beneficially owns 137,720 shares of Common Stock.

            (v) American Steadfast beneficially owns 273,264 shares of Common Stock.

            (vi) The Offshore Fund beneficially owns 369,005 shares of Common Stock.

            (vii) Collectively, the Reporting Persons beneficially own
                  779,989 shares of Common Stock.

        (b) Percent of Class:

            (i) Mr. Pitts' beneficial ownership of 779,989 shares of Common Stock represents 5.04% of all of the outstanding shares of Common Stock.

            (ii) The Investment Manager's beneficial ownership of 642,269 shares of Common Stock represents 4.15% of all of the outstanding shares of Common Stock.

            (iii) The Managing General Partner's  beneficial  ownership of
                  137,720 shares of Common Stock represents 0.89% of all of the outstanding shares of Common Stock.

            (iv) Steadfast Capital's beneficial ownership of 137,720 shares of Common Stock represents 0.89% of all of the outstanding shares of Common Stock.

            (v) American Steadfast's beneficial ownership of 273,264 shares of Common Stock represents 1.77% of all of the outstanding shares of Common Stock.

            (vi) The Offshore Fund's beneficial ownership of 369,005 shares of Common Stock represents 2.38% of all of the outstanding shares of Common Stock.

            (vii) Collectively, the Reporting Persons' beneficial
                  ownership of 779,989 shares of Common Stock represents 5.04% of all of the outstanding shares of Common Stock.

        (c) Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote

                  Not applicable.

            (ii) Shared power to vote or to direct the vote of shares of Common Stock:

                  The Investment Manager and Mr. Pitts have shared power to vote or direct the vote of 642,269 shares of Common Stock.

                  Steadfast Capital has shared power with the Managing General Partner and Mr. Pitts to vote or direct the vote of the 137,720 shares of Common Stock held by the Steadfast Capital.

                  American Steadfast has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 273,264 shares of Common Stock held by American Steadfast.

                  The Offshore Fund has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 369,005 shares of Common Stock held by the Offshore Fund.

            (iii) Sole power to dispose or to direct the disposition of shares of Common Stock:

                  Not applicable.

            (iv) Shared power to dispose or to direct the disposition of shares of Common Stock:

                  The Investment Manager and Mr. Pitts have shared power to dispose or direct the disposition of 642,269 shares of Common Stock.

                  Steadfast Capital has shared power with the Managing General Partner and Mr. Pitts to dispose or direct the disposition of the 137,720 shares of Common Stock held by Steadfast Capital.

                  American Steadfast has shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 273,264 shares of Common Stock held by American Steadfast.

                  The Offshore Fund has shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 369,005 shares of Common Stock held by the Offshore Fund.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                PERSON.

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        See Exhibit B.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.


ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated:  February 15, 2006

                  STEADFAST CAPITAL MANAGEMENT LLC

                  By:  /s/Robert S. Pitts, Jr.
                       -------------------------------------
                       Robert S. Pitts, Jr., Managing Member


                  STEADFAST ADVISORS LLC

                  By:  /s/Robert S. Pitts, Jr
                       -------------------------------------
                       Robert S. Pitts, Jr., Managing Member


                  STEADFAST CAPITAL, L.P.
                  By: STEADFAST ADVISORS LLC, as Managing General Partner


                  By:  /s/Robert S. Pitts, Jr.
                       -------------------------------------
                       Robert S. Pitts, Jr., Managing Member

                  AMERICAN STEADFAST, L.P.
                  By: STEADFAST CAPITAL MANAGEMENT LLC, as Attorney-in-Fact


                  By:  /s/Robert S. Pitts, Jr.
                       -------------------------------------
                       Robert S. Pitts, Jr., Managing Member


                  STEADFAST INTERNATIONAL LTD.


                  By:  /s/ Robert S. Pitts, Jr.
                       ------------------------------
                       Robert S. Pitts, Jr., Director


                  /s/ Robert S. Pitts, Jr.
                  ------------------------
                  Robert S. Pitts, Jr.

                                    EXHIBIT A
                             JOINT FILING AGREEMENT


         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Pre-Paid Legal Services, Inc. dated as of February 15, 2006 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 15, 2006

                  STEADFAST CAPITAL MANAGEMENT LLC

                  By:  /s/Robert S. Pitts, Jr.
                       -------------------------------------
                       Robert S. Pitts, Jr., Managing Member


                  STEADFAST ADVISORS LLC

                  By:  /s/Robert S. Pitts, Jr
                       -------------------------------------
                       Robert S. Pitts, Jr., Managing Member


                  STEADFAST CAPITAL, L.P.
                  By: STEADFAST ADVISORS LLC, as Managing General Partner


                  By:  /s/Robert S. Pitts, Jr.
                       -------------------------------------
                       Robert S. Pitts, Jr., Managing Member

                  AMERICAN STEADFAST, L.P.
                  By: STEADFAST CAPITAL MANAGEMENT LLC, as Attorney-in-Fact


                  By:  /s/Robert S. Pitts, Jr.
                       -------------------------------------
                       Robert S. Pitts, Jr., Managing Member


                  STEADFAST INTERNATIONAL LTD.


                  By:  /s/ Robert S. Pitts, Jr.
                       ------------------------------
                       Robert S. Pitts, Jr., Director


                  /s/ Robert S. Pitts, Jr.
                  ------------------------
                  Robert S. Pitts, Jr.

                                    EXHIBIT B


Robert S. Pitts, Jr.

Steadfast Capital Management LLC

Steadfast Advisors LLC

Steadfast Capital, L.P.

American Steadfast, L.P.

Steadfast International Ltd.